BINGHAM McCUTCHEN LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110

August 5, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	SCS Hedged Opportunities Fund, LLC (File No. 811-22404)
Registration Statement on Form N-2

Ladies and Gentlemen:

This letter is to respond to comments we received from Ms. Ashley Vroman-Lee of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) regarding Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 of SCS Hedged Opportunities Fund, LLC (the “Registrant”).  Following are the Staff’s comments and the Registrant’s responses thereto:

A.	General Comments

1.	Comment:	The Staff asked that the Registrant provide a letter to the Commission that includes certain “Tandy” acknowledgments with the Registrant’s response to the Staff’s comments.

Response:                   A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

2.	Comment:	The Staff asked that the Registrant confirm that the Registration Statement is materially complete.

Response:                   The Registrant confirms that the Registration Statement is materially complete.

B.	Summary of Terms

3.	Comment:
Under the heading “The Master Fund”, the Registrant states that other feeder funds may invest in the Master Fund in the future.  The Staff asked whether the Registrant plans to give notice to the shareholders of the Registrant if another feeder fund invests in the Master Fund.

Response:                   The Registrant anticipates providing notice to the shareholders of the Registrant if another feeder fund invests in the Master Fund.

4.	Comment:
Under the heading “Investment Strategies”, the Registrant states that “Hedge funds generally accept money exclusively from institutional accounts and wealthy individual investors….”  The Staff requested that the Registrant remove “generally” or describe the other types of investors accepted by hedge funds.

Response:                   The Registrant has revised the disclosure to address the Staff’s request.

5.	Comment:	In the first sentence under “Portfolio Fund Leverage”, the Staff requested that the Registrant make the following change (new language in italics):

Certain of the Portfolio Funds may borrow funds from brokerage firms and banks and such borrowings by the Portfolio Funds will not be subject to the limits described above.

Response:                   The Registrant has made the requested change.

6.	Comment:
The Staff asked that the Registrant clarify in the first bullet under the heading “Risks Associated with Portfolio Funds” that investors in the Fund will have the benefit of the protections afforded by the 1940 Act because the Fund is a registered investment company.

Response:                   The Registrant has revised the disclosure to address the Staff’s request.

7.	Comment:
The Staff noted that the Registrant states that it may, but is not required to, use derivatives.  The Staff requested that the Registrant identify with more specificity the types of derivative instruments the Fund intends to use in implementing its principal investment strategies.  The Staff also requested that the Registrant confirm that each type of derivative referred to in the risk disclosure is consistent with the strategy of the Registrant.  In that regard, the Staff requested that the Registrant bear in mind the observations and concerns noted in the letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010) regarding derivatives related disclosure by investment companies and the Division of Investment Management Guidance Update 2013-03 concerning Counterparty Risk Management Practices with Respect to Tri-Party Repurchase Agreements.

Response:                   The Registrant has revised the disclosure to clarify that the Master Fund and the Registrant may, but are not required to, use put and call options with a view to reducing correlations that can develop in the Master Fund’s or Fund’s portfolio.  The Registrant confirms that the disclosure in the Confidential Private Placement Memorandum regarding the Master Fund’s and the Fund’s use of derivatives addresses the considerations noted in the letter from the Division of Investment Management to the Investment Company Institute regarding derivatives-related disclosure by investment companies and the Division of Investment Management Guidance Update 2013-03 concerning Counterparty Risk Management Practices with Respect to Tri-Party Repurchase Agreements..

C.      Summary of Fees and Expenses

8.	Comment:	The Staff asked that the Registrant confirm that any tax expenses are reflected as part of “Other Expenses” in the fee table.

Response:                   The Registrant confirms that any tax expenses are reflected as part of “Other Expenses” in the fee table.

9.	Comment:	The Staff asked that the Registrant confirm that the contractual fee waiver is only included in the Example for the period(s) in which it is applicable.

Response:                   The Registrant confirms that the contractual fee waiver is only included in the Example for the period(s) in which it is applicable.

D.	Investment Program

10.	Comment:	The Staff asked that the Registrant clarify what is meant by the term “market neutral” as used in the Long/Short Equity paragraph under the heading “Portfolio Fund Strategies”.

Response:                   The Registrant has revised the disclosure to clarify that some portfolio managers strive to be “market neutral” generally by matching long and short positions.

E.	Certain Risk Factors

11.	Comment:	Under the heading “Risks Associated with Portfolio Funds”, the Staff asked that the first sentence of the first paragraph be revised to read as follows:

The Fund intends to pursue its investment objective by allocating its assets primarily among a group of pooled vehicles, investment companies and ~~entities excluded from the definition of investment company (i.e.,~~ hedge funds~~)~~.

Response:                   The Registrant has made the requested revision.

12.	Comment:
The Staff noted that the Registrant states that “The Fund does not invest directly in individual securities.  Instead, it invests substantially all of its investable assets in the Master Fund.” The Staff noted that if the Registrant does not invest all of its assets in the Master Fund, it should disclose what else it could invest in.

Response:                   The Registrant has revised the disclosure to provide that the Registrant currently invests all of its investable assets in the Master Fund.

13.	Comment:
Under the heading “Indemnification Obligations of the Fund”, the Staff requested that the Registrant include reference to Section 17(h) of the Investment Company Act of 1940 that provides that no governance document of an investment company shall contain any provision that purports to protect any director or officer of such company against any liability to the investment company or its shareholders to which he would otherwise by subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties.

Response:                   The Registrant has revised the disclosure to address the Staff’s request.

14.	Comment:	The Staff requested that the disclosure under the heading “No Separate Counsel” be clarified to reflect that Bingham McCutchen does not act as counsel for any investor.

Response:                   The Registrant has revised the disclosure to address the Staff’s request.

F.	Management of the Fund

15.	Comment:
The Staff referred to the statement “Unless indicated otherwise, the term “Fund” means both the Fund and the Master Fund” and asked that consistent terms be used throughout the Confidential Private Placement Memorandum.

Response:                   As provided throughout the Confidential Private Placement Memorandum, the use of the term “Fund” means both the Fund and the Master Fund, unless otherwise indicated.  Accordingly, the Registrant respectfully submits that no change is required in response to the Staff’s comment.

16.	Comment:	The Staff asked that the Registrant disclose how many times each of the Board Committees met during the last fiscal year.

Response:                   The Registrant has revised the disclosure to address the Staff’s request.

Please call the undersigned at (617) 951-8760 with any questions.

Sincerely,
/s/ Toby R.Serkin
Toby R.Serkin

cc:           Adrian Ketri, Esq.

Exhibit A

SCS Hedged Opportunities Fund, LLC
One Winthrop Square, 4th Floor
Boston, Massachusetts 02110

August 5, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	SCS Hedged Opportunities Fund, LLC (File No. 811-22404) Registration Statement on Form N-2

Ladies and Gentlemen:

In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 for SCS Hedged Opportunities Fund, LLC, filed on May 30, 2014, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in thefilings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, SCS Hedged Opportunities Fund, LLC

By:	/s/ Joseph McCuine
Name: Joseph McCuine
Title: Director